PUBLIC TRANSACTIONS IN OWN SECURITIES 11 July 2022 Unilever PLC (the “Company”) announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from HSBC Bank plc (“the Broker”). The repurchased shares will be held in treasury. Ordinary Shares Date of purchases: 11 July 2022 Number of ordinary shares purchased: 7,602 Highest price paid per share: GBp 3,825.0000 Lowest price paid per share: GBp 3,816.5000 Volume weighted average price paid per share: GBp 3,823.4313 Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 23 March 2022, as announced on that date. Following the purchase of these shares, Unilever holds 78,522,495 of its ordinary shares in treasury and has 2,550,721,277 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBp) Aggregated volume (shares) LSE 3,823.4313 7,602 Chi-X - - Turquoise - - BATS - - Aquis - - Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

| Quantity | Price | Market | *Execution Time* |
|---|---|---|---|
| 172 | 3825.00 | XLON | 08:00:33 |
| 13 | 3825.00 | XLON | 08:00:33 |
| 314 | 3825.00 | XLON | 08:00:54 |
| 77 | 3825.00 | XLON | 08:52:55 |
| 81 | 3823.50 | XLON | 08:53:09 |
| 355 | 3825.00 | XLON | 08:54:22 |
| 174 | 3825.00 | XLON | 09:00:03 |
| 80 | 3824.50 | XLON | 09:01:54 |
| 318 | 3824.50 | XLON | 09:01:54 |
| 502 | 3825.00 | XLON | 09:02:56 |
| 94 | 3824.50 | XLON | 09:04:04 |
| 206 | 3823.00 | XLON | 09:04:18 |
| 87 | 3821.50 | XLON | 09:04:46 |
| 74 | 3820.00 | XLON | 09:04:51 |
| 83 | 3823.00 | XLON | 09:05:12 |
| 149 | 3825.00 | XLON | 09:06:32 |
| 71 | 3825.00 | XLON | 09:07:05 |
| 69 | 3825.00 | XLON | 09:07:05 |
| 70 | 3824.00 | XLON | 09:07:31 |
| 189 | 3825.00 | XLON | 09:08:20 |
| 92 | 3825.00 | XLON | 09:23:40 |
| 84 | 3823.50 | XLON | 09:24:02 |
| 276 | 3825.00 | XLON | 09:26:13 |
| 92 | 3825.00 | XLON | 09:26:54 |
| 184 | 3825.00 | XLON | 09:34:15 |
| 82 | 3825.00 | XLON | 09:34:15 |
| 67 | 3821.00 | XLON | 09:34:49 |
| 35 | 3822.00 | XLON | 09:36:03 |
| 305 | 3823.50 | XLON | 09:36:58 |
| 678 | 3825.00 | XLON | 10:04:07 |
| 120 | 3823.50 | XLON | 10:05:38 |

PUBLIC

PUBLIC 126 3822.00 XLON 10:05:49 79 3820.00 XLON 10:06:33 71 3818.50 XLON 10:06:58 88 3818.50 XLON 10:07:34 71 3817.50 XLON 10:08:47 45 3818.00 XLON 10:09:51 257 3818.00 XLON 10:09:51 133 3818.00 XLON 10:10:46 73 3816.50 XLON 10:11:02 210 3817.50 XLON 10:12:21 212 3818.50 XLON 10:13:34 328 3825.00 XLON 10:15:41 73 3824.00 XLON 11:53:02 139 3825.00 XLON 11:57:58 145 3825.00 XLON 11:57:58 84 3825.00 XLON 12:14:29 31 3825.00 XLON 12:14:32 176 3825.00 XLON 12:14:32 68 3824.00 XLON 12:15:34